Ex-(a)(1)(iii)

OFFER BY

NYLI MACKAY DEFINEDTERM MUNI OPPORTUNITIES FUND

TO PURCHASE FOR CASH

UP TO 100% OF ITS ISSUED AND OUTSTANDING

COMMON SHARES OF BENEFICIAL INTEREST

AT 100% OF NET ASSET VALUE PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 14, 2024

(“EXPIRATION DATE”), UNLESS EXTENDED

THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER

OF SHARES BEING TENDERED, BUT IS SUBJECT TO OTHER

CONDITIONS AS OUTLINED IN THE FUND’S OFFER TO

PURCHASE AND IN THE LETTER OF TRANSMITTAL.

October 17, 2024

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We are enclosing herewith the material listed below relating to the offer of NYLI MacKay DefinedTerm Muni Opportunities Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company (the “Fund”), to purchase up to 100% of its issued and outstanding common shares of beneficial interest, par value $0.001 (the “Shares”), upon the terms and subject to the conditions set forth in its Offer to Purchase dated October 17, 2024 and in the related Letter of Transmittal (which together constitute the “Offer”). The price to be paid for the Shares is an amount per Share equal to 100% of the net asset value per Share as determined by the Fund as of the close of ordinary trading on the New York Stock Exchange on November 14, 2024, or if the Offer period is extended, as of the close of ordinary trading on the NYSE on the newly designated expiration date.

We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. No fees or commission will be payable to brokers, dealers or other persons for soliciting tenders for Shares pursuant to the Offer. The Fund will, however, upon request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Fund will pay all transfer taxes on its purchase of Shares, subject to Section 4, “Payment for Shares” of the Offer to Purchase. However, backup withholding at a 24% rate or, in the case of non-U.S. shareholders, 30% withholding under the Foreign Account Tax Compliance Act or 30% (or lower treaty rate) withholding at the source may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 2, “Procedures for Tendering Shares,” of the Offer to Purchase.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.	A letter to shareholders and the Offer to Purchase dated October 17, 2024;

2.	The Letter of Transmittal for your use and to be provided to your clients;

3.	Notice of Guaranteed Delivery;

4.	Form of letter to clients, which may be sent to your clients for whose accounts you hold Shares registered in your name (or in the name of your nominee); and

5.	Return envelope addressed to the Depositary.

The Offer is not being made to, nor will the Fund accept tenders from, holders of Shares in any State or other jurisdiction in which the Offer would not be in compliance with the securities or Blue Sky laws of such jurisdiction.

As described in the Offer to Purchase, the completion of the Offer will be subject to certain conditions, including that the aggregate net assets of the Fund must equal or exceed $200 million as of the expiration date of the Offer, or if the Offer is extended, as of the close of ordinary trading on the NYSE on the newly designated expiration date, taking into account the amounts that would be paid to shareholders who have properly tendered their shares.

NEITHER THE FUND NOR ITS BOARD OF TRUSTEES MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES.

Additional copies of the enclosed material may be obtained from the Information Agent at the appropriate address and telephone number set forth in the Fund’s Offer to Purchase. Any questions you have with respect to the Offer should be directed to the Information Agent at its address and telephone numbers set forth in the Offer to Purchase.

Very truly yours,

NYLI MACKAY DEFINEDTERM MUNI OPPORTUNITIES FUND

/s/ Kirk C. Lehneis
Kirk C. Lehneis
President

Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of NYLI MacKay DefinedTerm Muni Opportunities Fund or the Depositary/Information Agent or authorize you or any other person to make any statements or use any material on their behalf with respect to the Offer, other than the material enclosed herewith and the statements specifically set forth in such material.